U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1, Investment Company Act File Number: 811-04098				Date examination completed: August 29, 2017

2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2055 Fund
Vanguard Target Retirement 2060 Fund
Vanguard Target Retirement Income Fund
Vanguard Target Retirement 2065 Fund
Vanguard Institutional Target Retirement Income Fund
Vanguard Insitutional Target Retirement 2015 Fund
Vanguard Insitutional Target Retirement 2020 Fund
Vanguard Insitutional Target Retirement 2025 Fund
Vanguard Insitutional Target Retirement 2030 Fund
Vanguard Insitutional Target Retirement 2035 Fund
Vanguard Insitutional Target Retirement 2040 Fund
Vanguard Insitutional Target Retirement 2045 Fund
Vanguard Insitutional Target Retirement 2050 Fund
Vanguard Insitutional Target Retirement 2055 Fund
Vanguard Insitutional Target Retirement 2060 Fund
Vanguard Institutional Target Retirement 2065 Fund

4. Address of principal executive office: (number, street, city, state, zip code)
100 Vanguard Boulevard, Malvern, PA 19355

Report of Independent Accountants

To the Board of Trustees of the Vanguard Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Vanguard Funds listed within Attachment A (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 29, 2017. The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 29, 2017, and with respect to agreement of security purchases and sales, for the periods noted within Attachment A:

  Confirmation of all securities held by VAST, the Funds’ transfer agent, in book entry form without prior notice to management;

  Reconciliation of all such securities to the books and records of the Funds and VAST

  Agreement of 16 security purchases and 16 security sales or maturities since our last report from the books and records of the Funds to VAST

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management's assertion that the Vanguard Funds listed within Attachment A complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 29, 2017 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Vanguard Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/PricewaterhouseCoopers LLP

October 13, 2017

Attachment A

Vanguard Fund of Funds	Period

Vanguard Valley Forge Funds:
Vanguard Managed Payout Fund	01/01/2017 – 08/29/2017

Vanguard Variable Insurance Funds:
Conservative Allocation Portfolio	01/01/2017 – 08/29/2017
Moderate Allocation Portfolio	01/01/2017 – 08/29/2017
Total Stock Market Index Portfolio	01/01/2017 – 08/29/2017

Vanguard Trustees' Equity Fund:
Vanguard Diversified Equity Fund	12/17/2016 – 08/29/2017

Vanguard STAR Funds:
Vanguard LifeStrategy Conservative Growth Fund	12/17/2016 – 08/29/2017
Vanguard LifeStrategy Growth Fund	12/17/2016 – 08/29/2017
Vanguard LifeStrategy Income Fund	12/17/2016 – 08/29/2017
Vanguard LifeStrategy Moderate Growth Fund	12/17/2016 – 08/29/2017
Vanguard STAR Fund	12/17/2016 – 08/29/2017

Vanguard Chester Funds:
Vanguard Target Retirement 2015 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2020 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2025 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2030 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2035 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2040 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2045 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2050 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2055 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2060 Fund	12/17/2016 – 08/29/2017

Vanguard Target Retirement 2065 Fund	07/12/2017 (commencement of
operations) – 08/29/2017
Vanguard Target Retirement Income Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement Income Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2015 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2020 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2025 Fund	12/17/2016 – 08/29/2017

Attachment A

Vanguard Fund of Funds	Period

Vanguard Institutional Target Retirement 2030 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2035 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2040 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2045 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2050 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2055 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2060 Fund	12/17/2016 – 08/29/2017

Vanguard Institutional Target Retirement 2065 Fund	07/12/2017 (commencement of
operations) – 08/29/2017

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

We, as members of management of the Vanguard Funds listed within Attachment A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 29, 2017, and for the periods noted within Attachment A.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 29, 2017, and for the periods noted within Attachment A, with respect to securities reflected in the investment accounts of the Funds.

The Vanguard Funds

By:	/s/ F. William McNabb III
F. William McNabb III
Chairman and Chief Executive Officer for each
of the Funds

October 13, 2017
Date

By:	/s/ Thomas J. Higgins
Thomas J. Higgins
Chief Financial Officer for each of the Funds

October 13 , 2017
Date

Attachment A

Vanguard Fund of Funds	Period
Vanguard Valley Forge Funds:
Vanguard Managed Payout Fund	01/01/2017 – 08/29/2017
Vanguard Variable Insurance Funds:
Conservative Allocation Portfolio	01/01/2017 – 08/29/2017
Moderate Allocation Portfolio	01/01/2017 – 08/29/2017
Total Stock Market Index Portfolio	01/01/2017 – 08/29/2017
Vanguard Trustees' Equity Fund:
Vanguard Diversified Equity Fund	12/17/2016 – 08/29/2017
Vanguard STAR Funds:
Vanguard LifeStrategy Conservative Growth Fund	12/17/2016 – 08/29/2017
Vanguard LifeStrategy Growth Fund	12/17/2016 – 08/29/2017
Vanguard LifeStrategy Income Fund	12/17/2016 – 08/29/2017
Vanguard LifeStrategy Moderate Growth Fund	12/17/2016 – 08/29/2017
Vanguard STAR Fund	12/17/2016 – 08/29/2017
Vanguard Chester Funds:
Vanguard Target Retirement 2015 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2020 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2025 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2030 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2035 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2040 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2045 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2050 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2055 Fund	12/17/2016 – 08/29/2017
Vanguard Target Retirement 2060 Fund	12/17/2016 – 08/29/2017

Vanguard Target Retirement 2065 Fund	07/12/2017 (commencement of
operations) – 08/29/2017
Vanguard Target Retirement Income Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement Income Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2015 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2020 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2025 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2030 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2035 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2040 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2045 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2050 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2055 Fund	12/17/2016 – 08/29/2017
Vanguard Institutional Target Retirement 2060 Fund	12/17/2016 – 08/29/2017

Vanguard Institutional Target Retirement 2065 Fund	07/12/2017 (commencement of
operations) – 08/29/2017